

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

June 16, 2008

<u>Via Mail and Fax</u>

Christopher W. Shean
Senior Vice President and Controller
Discovery Holding Company
12300 Liberty Boulevard
Englewood, Colorado 80112

> **RE:** **Discovery Holding Company**
> **Form 10-K for the Year Ended December 31, 2007**
> **File Number: 000-51205**

Dear Mr. Shean:

We have reviewed your response letter dated May 18, 2008, and have the following comments. We believe you should revise future filings in response to other comments where indicated. If you disagree, we will consider your explanation as to why an amendment or a revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within 10 business days from the date of this letter.

Form 10-K for the Year Ended December 31, 2007

Management's Discussion and Analysis ..., page II-3
Results of Operations, page II-5

1. Refer to your responses to our prior comment numbers 1, 8 and 9. We note your revised table reconciling segment adjusted OIBDA to earnings (loss) before income taxes. It appears that this revised table will replace the second table in note 18 to your financial statements. Please confirm to us that you intend to present this revised table only in note 18 and not in MD&A and that you intend to remove combined totals of segment adjusted OIBDA for both segments from MD&A.

2. Refer to your response to our prior comment number 2. To the extent material, please include a discussion that analyzes the fluctuations between periods presented in operating cash flows (which we understand is to be renamed "adjusted OIBDA"), the significant components therein and the operating cash flow margins for each segment.

Liquidity and Capital Resources, page II-9

3. Refer to your response to our prior comment number 4. Please note that reference to results of operations may not provide a sufficient basis for a reader to analyze changes in cash from operating activities in terms of cash. In this regard, please ensure that your intended revised disclosure addresses all material underlying drivers of changes in cash from operating activities in terms of cash.

Notes to Consolidated Financial Statements, page II-33,
Note (2) Newhouse Transaction and Ascent Spin Off, page II-33

4. Refer to your response to our prior comment number 6. Please clarify your disclosure that Advance Newhouse will not hold any blocking or other rights in Discovery upon the contribution of its ownership share in Discovery to DHC that prevent DHC or New DHC from consolidating Discovery. In connection with this, please explain to us and disclose the governance rights that Advance Newhouse will possess with respect to DHC and New DHC through its ownership interest in either and if such rights will have any financial reporting impact on the affected entity.

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        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosures in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Doug Jones at 202-551-3309 or Lyn Shenk at 202-551-3380 with any questions. You may also contact me at 202-551-3816.

Sincerely,

Joseph Foti
Senior Assistant Chief
Accountant